Mail Stop 3561

October 14, 2009

Russell A. Boss
Chairman
A. T. Cross Company
One Albion Road
Lincoln, RI 02865

> **Re: A. T. Cross Company**
> **Form 10-K for Fiscal Year Ended January 3, 2009**
> **Filed March 18, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2009**
> **Filed May 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 4, 2009**
> **Filed August 12, 2009**
> **File No. 001-06720**

Dear Mr. Boss:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director